Exhibit 3

Part II: **Activities of the Broker-Dealer Operator and its Affiliates**

> **Item 6: Activities of Service Providers**
>
> > a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?
> >
> > ☒ Yes ☐ No
> >
> > If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.
> >
> > Confidential trading information consists of data regarding open or partially open Firm/Conditional Orders in JPM-X ("real-time data") and data regarding fully or partially completed Firm/Conditional Orders in JPM-X, including executions and cancellations ("historical data"). Confidential trading information, however, does not include post-execution reporting under applicable reporting rules or regulations. Confidential trading information also does not include aggregated data resulting from the combination of the JPM-X historical data associated with a Subscriber's Firm/Conditional Order with data regarding other Firm/Conditional Orders of the Subscriber or other JPMS clients, whether or not such Firm/Conditional Orders were routed to JPM-X ("Aggregated Data"). Aggregated Data includes JPM-X historical data from only the prior trading day, including end of trading on trade date, or earlier. Aggregated Data can include any JPM-X historical data or some subset of JPM-X historical data. Aggregated Data sourced only from JPM-X historical data does not provide Subscriber-specific or symbol-specific information. Aggregated Data can be used (i) by JPMS to provide market color or trend analyses externally and/or to internal principal or agency trading desks or senior management (e.g., JPMS prepares, and makes available online, a monthly summary of JPM-X activity that includes aggregate statistics such as the average trade size ~~for each order flow type described in response to Part III, Item 13(a)~~); (ii) by JPMS to advertise, report on, or enhance the quality of its execution or other services offered to clients (e.g., JPMS has included in marketing materials aggregate VWAP slippage statistics that incorporate execution data from JPM-X and other venues to which Subscribers' VWAP orders were routed); and (iii) by third parties so they can provide JPMS with analytics (regarding, e.g., its market share or other performance metrics on a client-by-client basis).

Such data sets are sufficiently aggregated and/or anonymized that they protect the confidentiality of Subscribers' trading strategies and are not themselves confidential trading information. Moreover, the use of such data sets, depending on the context, may be subject to confidentiality restrictions under agreements with recipients of the data sets and/or JPMC policies and procedures.

No employee or contingent worker ("workforce member") of JPMS or its affiliates is dedicated solely to servicing the operations of JPM-X. Shared workforce members with some level of access to confidential trading information on JPM-X include those described below to the extent they have a need to know such information to perform their respective responsibilities in connection with (i) the operations and support of JPM-X; (ii) JPMS' risk management and compliance with applicable law in operating JPM-X; (iii) assisting clients, senior management, and business units that send orders to JPM-X; or (iv) developing or maintaining JPMS's infrastructure and applications, including those related to JPM-X. In particular, as detailed below, limited groups of shared workforce members have access to all real-time and historical data in JPM-X (1), and limited groups of shared workforce members have access to all historical data from JPM-X (2). Separately, there are groups of shared workforce members that have access to real-time and/or historical data regarding subsets of orders and executions that occur in JPM-X to perform their respective responsibilities (3). Shared workforce members authorized to access confidential trading information in connection with the responsibilities noted below are prohibited from using confidential trading information for purposes other than those described below.

Shared workforce members may be employed by (i) JPMS; (ii) an affiliate listed in Part II, Item 2; or (iii) a non-securities trading JPMS affiliate. References below to "affiliates worldwide" generally include an affiliate listed in Part II, Item 2, e.g., JPMorgan Chase Bank, National Association ("JPMCB"). While some individual shared workforce members may be employed by a JPMS affiliate listed in Part II, Item 2, only those shared workforce members described below as having trading responsibilities may in fact enter or direct the entry of Firm/Conditional Orders that ultimately access JPM-X. For example, those JPMCB-employed shared workforce members outlined in Section 1(b) below have access to certain confidential trading information but do not engage in trading activity while those JPMCB-employed shared workforce members outlined in Section 3(e) below have access to certain confidential trading information and can engage in trading activity. As noted above and in Part II, Item 7(a), shared workforce members with access to confidential trading information, including those employed by a JPMS affiliate listed in Part II, Item 2, have such access to the extent they have a need to know such information to perform their respective responsibilities and are prohibited from unauthorized or improper use of such information, e.g., front-running client orders.

(1) The following groups have access to all real-time and all historical data in JPM-X for the purposes described below:

a) Electronic Client Solutions ("ECS") Liquidity Product Specialists (workforce members of JPMS and its affiliates worldwide) responsible for the development and day-to-day operation of JPMS' smart order routing technology (the "SOR") and JPMS' alternative trading systems, including JPM-X, who can access the JPM-X order book, which includes all real-time and historical data. This access allows ECS Liquidity Product Specialists to monitor the performance of JPM-X, prepare aggregated data sets as described above, detect any Subscriber behavior resulting in a materially negative impact to the operation of JPM-X or to other Subscribers or indicating a need to change a Subscriber's ~~order flow type or~~ tier assignment, work to resolve issues related to the foregoing that may arise, develop further product initiatives, and respond to client inquiries and regulatory requests; and

b) Personnel in technology groups (workforce members of JPMS affiliates worldwide) responsible for providing technical support or developing and maintaining applications, e.g., trading applications and other applications or services that support trading personnel described below, or infrastructure across JPMS, including the applications and infrastructure on which JPM-X relies, can access real-time and historical data regarding orders and executions that occur in JPM-X as necessary in the course of their work to provide support and develop and maintain the applications and infrastructure.

(2) The following groups have access to all historical data from JPM-X for the purposes described below:

a) Operations personnel (workforce members of JPMS affiliates worldwide) responsible for processing and providing operational support for transactions effected by JPMS and its affiliates, including trades in JPM-X, who can access historical data so they can monitor the post-trade processing of and provide operational support for transactions executed in JPM-X, including with respect to the clearance, settlement, and allocation of such transactions, and work to resolve any processing or other operational issues that may arise; and

b) Personnel in Compliance, Compliance and Operational Risk, Business Control Management , and technology groups (workforce members of JPMS affiliates worldwide), who can access historical data so they can maintain (i) JPMS' and its affiliates' compliance with laws applicable to the operation of JPM-X, including through supervision, surveillance and the preparation of regulatory reports and responses to regulatory requests; and (ii) related systems.

(3) The following groups have access to real-time and/or historical data regarding subsets of orders and executions that occur in JPM-X for the purposes described below:

a) The ECS Client Coverage, ECS Product, ECS Connectivity, and ECS Sales groups (workforce members of JPMS and its affiliates worldwide), which provide client services to ECS clients, including JPM-X Subscribers, and can access real-time and historical data regarding subsets of orders and executions that occur in JPM-X so they can field inquiries from clients regarding orders routed to JPM-X by or on behalf of the clients;

b) ECS senior management (workforce members of JPMS and its affiliates worldwide) responsible for the ECS business, including the JPM-X offering and its operation, who can access real-time and historical data at a summary level (e.g., aggregated order quantities by client or symbol) so they can appropriately supervise and manage the ECS Liquidity Product Specialists, ECS Client Coverage, ECS Product, ECS Connectivity, and ECS Sales groups;

c) Personnel in the equities Analytics, Automation, and Optimization quantitative research groups, Electronic Trading quantitative research groups, and the Markets Business Intelligence Group (together, the "Equities Quantitative Research Groups") (workforce members of JPMS and its affiliates worldwide), who can access real-time and/or historical data regarding JPM-X activity occurring through the upstream systems or desks they support when necessary in the course of their work to provide support or develop and maintain applications and infrastructure (including, in the case of (i) the Electronic Trading quantitative research group, to, e.g., develop quantitative models employed by the applications and to analyze the performance of these applications and their underlying models; (ii) the Analytics, Automation, and Optimization quantitative research group to, e.g., maintain the applications that support trading personnel described below and the integrity of data used by such applications; and (iii) the Markets Business Intelligence Group to, e.g., provide senior management with aggregated trading analytics);

d) Personnel in Operations and Business Control Management (described in section 2 above), who can access real-time data on a limited basis in connection with their responsibilities described above;

e) Business unit sales and trading personnel who are responsible for Firm/Conditional Orders routed to JPM-X via the algorithms/SOR or directly to JPM-X (workforce members of JPMS and its affiliates worldwide), can access real-time and historical data regarding orders and executions that occur in JPM-X regarding only that business unit's or a subset of that business unit's Firm/Conditional Orders so they can monitor such Firm/Conditional Orders, field inquiries regarding their orders, including those Firm/Conditional Orders routed to JPM-X, or provide technical support for related trading applications; and

f) Personnel in Model Risk Governance and Review (workforce members of JPMS and its affiliates worldwide) who can access historical data so they can perform model governance and model review functions, including conducting independent assessment and monitoring of the performance of Firm models that execute transactions in JPM-X.

b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

☒ Yes   ☐ No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Lucera, a third-party connectivity provider, is described in Part III, Item 6; Equinix, Inc., a third-party data center provider, maintains the Equinix NY4 New York IBX Data Center, the data center in which the JPM-X matching system is located, as described in Part III, Item 6; and Redline, a market data provider, is described in Part III, Item 23.

c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

☒ Yes   ☐ No

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

Redline, a market data provider used by JPM-X, is wholly owned by an entity in which a JPMS affiliate that is not a Subscriber of JPM-X owns a minority interest. JPMS understands that other market participants (or affiliated entities of other market participants) who are Subscribers of JPM-X also own an interest in Redline's affiliate.

    d.   If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?

    ☒ Yes   ☐ No

    If no, identify and explain any differences.

Part III: **Manner of Operations**

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii.   the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

The following order types are eligible for execution in JPM-X:

--Non-Peg Limit Order - an order to buy or sell at a specified fixed price or better;

--Primary Peg Order - an order to buy or sell at the inside quotation of the National Best Bid or Offer ("NBBO") on the same side of the market, even as the NBBO changes (with or without a limit price);

--Midpoint Peg Order - an order to buy or sell at the midpoint between the inside bid and the inside offer of the NBBO, even as the NBBO changes (with or without a limit price); and

--Market Peg Order - an order to buy or sell at the inside quotation of the NBBO on the opposite side of the market, even as the NBBO changes (with or without a limit price).

Each of the above order types can have one of the following two time-in-force instructions:

--Immediate-or-Cancel ("IOC"), which is an instruction that the order be executed immediately with any portion of the order that cannot be executed immediately being cancelled; and

--Day, which is an instruction that the order rest in the book maintained by JPM-X (the "Order Book") until the order is executed, with any portion of the order that cannot be executed by the end of the trading day, or earlier in accordance with the time interval specified by the Subscriber or an algorithm selected by the Subscriber, being cancelled.

A blank time-in-force field is treated as a Day time-in-force instruction.

The above order types are available for use by Subscribers that access JPM-X directly or via the algorithms/SOR, irrespective of whether such access occurs through JISU. JPM-X does not offer post-only order types, and none of the above order types is eligible for routing to other Trading Centers. As described in response to Part III, Item 9, JPM-X accepts limit and pegged conditional order messages corresponding to the order types described above with a day (but not IOC) time-in-force instruction.

The above order types cannot be combined (i.e., an order cannot be more than one order type). Subscribers that access JPM-X by routing to it or the

SOR directly, and algorithms that access JPM-X via the SOR on behalf of Subscribers, can modify, replace, or cancel day orders routed to JPM-X. The modification or replacement of a day order results in the entry of a replacement order with a new time stamp and lower priority in time than the original order, unless the modification is reduction in the quantity of the order, in which case the replacement order has a new time stamp but the same priority in time that the original order had prior to its replacement.

JPM-X rejects (1) short sale exempt, buy-minus and sell-plus orders; (2) orders priced at or above $1.00 per share if priced in a sub-penny increment; (3) orders priced below $1.00 per share if priced in an increment of less than $.0001; (4) orders that exceed limits imposed by JPMS pursuant to its obligations under SEC Rule 15c3-5; (5) any order types and/or orders with any time-in-force instructions other than those identified above (for example, non-Peg Market orders and/or orders with a time-in-force instruction of "On the Open"); and (6) orders that cannot be assigned to ~~an order flow type~~a tier, as defined in Part III, Item 13, because they lack the required information.

An order is ineligible for execution in JPM-X unless the price, minimum quantity, and counterparty preference instructions associated with the order, if any, are satisfied. Accordingly, a partially executed order is cancelled if the leaves quantity is less than the minimum quantity instruction associated with the order. An order also is ineligible for execution in JPM-X if t order is a firm-up order or an order committed to a conditional order message during a firm-up period, as described in response to Part III, Item 9.

Once JPM-X determines that an order is eligible for execution, it is crossed with other eligible order(s) on the opposite side of the market based on price/tier/time priority (e.g., at a given price level, Tier 1 orders, regardless of order capacity, have higher priority than Tier 2 orders, and at a given price level within the same tier, orders received earlier in time have higher priority than orders received later in time). (As described in response to Part III, Item 11(c), as between firm orders and conditional order messages at the same price, firm orders always have priority over conditional order messages irrespective of their tier or when they were received by JPM-X.) When two orders eligible for execution are crossed, they are executed at or within their effective limit prices, as described in response to Part III, Item 11(c). Accordingly, a peg order is executed at its pegged price or better. JPM-X does not execute a cross if the inside quotation of the NBBO is crossed (i.e., the inside bid exceeds the inside offer) or locked (i.e., the inside bid is equal to the inside offer). In addition, JPM-X does not execute a cross in any NMS stock that is subject to a regulatory or trading halt (although, as described in response to Part

III, Item 20, JPM-X will continue to accept Firm/Conditional Orders in such an NMS stock and instructions to modify, cancel, or replace Firm/Conditional Orders in that NMS stock using the priority logic described in response to Part III, Item 11(c)).

Although a change in the NBBO would not affect the relative priority of orders (including peg orders) that remain eligible f execution after the change, the change could affect whether an order with a price instruction associated with it (including peg order) is eligible for execution and the execution price at which orders that remain eligible for execution (including peg orders) are crossed.

b.   Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

Item 11: Trading Services, Facilities and Rules

a.   Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

JPM-X is an NMS Stock ATS that operates within JPMS as part of the Equities Division of the Commercial and Investment Bank in JPMC, of which JPMS is a subsidiary, and offers matching services in NMS stocks. JPM-X is a crossing system that matches non-displayed firm orders and conditional order messages.

b.   Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

c.   Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

JPM-X accepts non-peg limit, primary peg, midpoint peg, and market peg Firm/Conditional Orders unless they (i) are marked short sale exempt, buy-minus, or sell-plus; (ii) are priced in a sub-penny increment if priced at or above $1.00 per share; (iii) are priced in an increment of less than $.0001 if priced below $1.00 per share; (iv) exceed limits imposed by JPMS pursuant to its obligations under SEC Rule 15c3-5; (v) any order types and/or orders with any time-in-force instructions other than those identified in the response to Part III, Item 7 above (for example, non-Peg Market orders and/or orders with a time-in-force instruction of "On the Open"); or (vi) cannot be assigned to ~~an order flow type~~a tier, as defined in Part III, Item 13, because they lack required information.

All Firm/Conditional Orders accepted by JPM-X (whether routed directly by a Subscriber or routed via the SOR by a Subscriber or JPMS trading algorithm on behalf of a Subscriber) -- other than firm-up orders and Resting Orders that are committed to a conditional order message during a firm-up period, as described in response to Part III, Item 9 -- are eligible for matching based on the liquidity available in the Order Book. JPM-X matches Firm/Conditional Orders on opposite side of the market in an NMS stock based on the price, size, and counterparty preference instructions associated with them.

Firm/Conditional Orders, once found eligible for crossing, are matched by JPM-X on the basis of price/tier/time priority, which means, e.g., that (i) at a given price level, orders in lower numbered tiers have priority over orders in higher numbered tiers and (ii) at a given price level within the same tier, orders received earlier in time have priority over orders received later in time. Accordingly, of two equally priced orders, the one that is in the lower numbered tier will have priority over the one that is in the higher numbered tier regardless of the times at which the orders were received by JPM-X. As between firm orders and conditional order messages at the same price, firm orders always have priority over conditional order messages irrespective of their tier or when they were received by JPM-X.

When crossing two orders matched for execution, JPM-X executes at or within their effective limit prices. For marketable limit orders, the effective limit price is the NBBO inside offer for buy orders and the NBBO inside bid for sell orders. For p orders, the effective limit price is the better of the limit price specified on the order, if any, and the price defined by the pe instruction. (For example, for a midpoint peg order with a limit price, the effective limit price is the better of the order's limit price and the NBBO midpoint.) If the effective limit prices of two orders overlap, the orders will cross within, or at one of, the effective limit prices. Note that JPM-X does not execute a cross if the inside quotation of the NBBO is crossed (i.e., the inside bid exceeds the inside offer) or locked (i.e., the inside bid is equal to the inside offer). JPM-X also does not execute a cross in any NMS stock that is subject to a regulatory or trading halt. In addition, when a circuit breaker has been triggered for an NMS stock under Rule 201 of Regulation SHO and JPM-X has matched a short sale order for execution, JPM-X will only execute at a price that is above the NBBO inside bid.

JPMS, at the request of a Subscriber or on JPMS' own initiative, may determine to review any transaction in JPM-X to assess whether it was adversely affected by a technical issue or "clearly erroneous" as defined by relevant regulators (e. under FINRA Rule 11891, "the terms of a transaction are 'clearly erroneous' when there is an obvious error in any term, such as price, number of shares, or other unit of trading, or identification of the security"). If JPMS determines that a transaction was adversely affected by a technical issue or clearly erroneous, whether or not as a result of JPMS or Subscriber error, JPMS, depending on the facts and circumstances, may work with the affected Subscriber(s) to resolve the error and may cancel (bust) the transaction or assume responsibility for one side of the transaction and work to cove the resulting position as soon as is practicable. JPM-X also may suspend matching in the event of volatile market conditions (e.g., wide bid/offer spreads).

JPM-X time stamps orders upon receipt and executions at the time they occur and reports them in milliseconds in accordance with applicable FINRA Consolidated Audit Trail System and trade reporting rules. JPM-X determines queue position based on new order receipt times with microsecond precision, except in the case of a reduction in the quantity of an order in which case, the replacement order assumes the queue position of the original order.

d.   Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

Item 13: Segmentation; Notice

a.   Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

☒ Yes   ☐ No

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

Subscriber Firm/Conditional Order flow is assigned to ~~an order flow type, each of which corresponds to a tier used for purposes of determining priority (given JPM-X's use of price/tier/time priority as described in response to Part III, Item 1 l(c))~~a tier. JPMS assigns a Subscriber's Firm/Conditional Order flow to ~~an order flow type~~a tier based upon a review of information received from the Subscriber at onboarding and order characteristics received (e.g., for Tier 4 and Tier 5, based upon the order capacity of the order). The ~~order flow types and corresponding~~ tiers are provided below. For the avoidance of doubt, "institutional investor client flow" and "broker-dealer client flow" do not include JPMS principal flow or JPMS affiliates' principal flow. JPMS principal flow in Tier 3 may also include JPMS executing principally for clients on a riskless principal basis.

Tier 1 -- Comprised of the following flows, each of which access JPM-X via JPMS algorithms/SOR and where the algorithms/SOR makes a determination related to venue or price: (i) institutional investor client order flow and broker-dealer client order flow received by JPMS or JPMS's affiliates and handled on an agency basis; (ii) JPMS principal flow originating from the Equity Finance Trading desk and designated as hedging low-touch and no-touch client security-based swaps activity; and (iii) JPMS principal flow facilitating agency orders designated as non-standard settlement through JPMS's Electronic Client Trading desk;

Tier 2 - Order flow of institutional investors and non-U.S.-registered broker-dealers received by JPMS or JPMS's affiliates and handled on an agency basis and routed directly to JPM-X via direct access or using directed orders through the algorithms/SOR (i.e., where the algorithms/SOR do not make a determination related to venue or price);

Tier 3 -Principal order flow of JPMS and JPMS's affiliates (excluding principal order flows identified in Tier 1 above), that access JPM-X via JPMS algorithms/SOR and where the algorithms/SOR make a determination related to venue or price;

Tier 4 - Order flow of U.S.-registered broker-dealers, received by JPMS with an order capacity designation of agency, and routed directly to JPM-X via direct access or using directed orders through the algorithms/SOR (i.e., where the algorithms/SOR do not make a determination related to venue or price); and

Tier 5 - Order flow of U.S.-registered broker-dealers, received by JPMS with an order capacity designation of principal, and routed directly to JPM-X via direct access or using directed orders through the algorithms/SOR (i.e., where the algorithms/SOR do not make a determination related to venue or price).

There is no specific length of time that ~~an order flow type or~~a tier assignment for a Subscriber will remain in effect; however, JPMS conducts a quarterly review of the trading activity in JPM-X of a sample set of Subscribers to confirm the accuracy of the Subscribers' ~~order flow type and~~ tier assignments, and JPMS reserves the right to review and add, remove, or revise ~~an order flow type or~~a tier assignment for a Subscriber at any time~~. Based on a review of a Subscriber's trading activity (including, e.g., discussions with the Subscriber about changes in its business or observed changes in order flow characteristics), ECS Liquidity Product Specialists can request that the Subscriber modify its order flow and/or trading behavior to conform to its assigned order flow type or, if such a modification seems unlikely, determine to amend the Subscriber's order flow type assignment. JPMS would notify the Subscriber in the event of a change in~~ based on the order flow~~ type or tier assignment for the Subscriber~~. JPMS may change ~~an order flow type or~~a tier assignment for a Subscriber as described in response to Part III, Items 13-14 but does not otherwise override such an assignment once made. The segmentation of order flow described above affects order interaction insofar as, in looking for matching opportunities for a Subscriber's Firm/Conditional Orders, JPM-X complies with the Subscriber's counterparty preferences regarding the ~~order flow types or~~ tiers with which the Subscriber would like to interact, as described in response to Part III, Item 14. In addition, Firm/Conditional Orders, once found eligible for crossing, are matched by JPM-X on the basis of price/tier/time priority, which means, e.g., that at a given price level, orders in lower numbered tiers have priority over orders in higher numbered tiers, regardless of order capacity, as described in response to Part III, Item 11(c). Accordingly, of two equally priced orders, the one that is in the lower numbered tier will have priority over the one that is in the higher numbered tier regardless of order capacity or the times at which the orders were received by JPM-X. As between firm orders and conditional order messages at the same price, firm orders always have priority over conditional order messages irrespective of their tier or when they were received by JPM-X.

b.   If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

c.   Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker- dealer on the NMS Stock ATS as a customer order?

☒ Yes   ☐ No

d.   If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?

☒ Yes   ☐ No

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

JPMS informs Subscribers of their assigned ~~order flow type and~~ tier classification at onboarding and upon request. A request by a Subscriber to contest such an assignment can be communicated through a JPMS sales representative and will be reviewed by ECS Liquidity Product Specialists.

e.   If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

Item 14: Counter-Party Selection

a.   Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

☒ Yes   ☐ No

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Subscribers can restrict the ~~order flow types or~~ tiers with which their Firm/Conditional Orders interact. Subscribers can identify ~~order flow type or~~ tier restrictions (i) on an order-by-order basis in the Firm/Conditional Order instructions submitted to JPMS or (ii) by contacting the Subscriber's JPMS sales representative with respect to a subset of Firm/Conditional Orders or all order flow. In each case, ECS Liquidity Product Specialists implement the restriction as soon as reasonably practicable. ECS Liquidity Product Specialists may modify the Subscriber's configuration settings to the extent the restrictions relate to multiple orders. JPMS may further limit the ~~order flow types or~~ tiers with which a Subscriber's Firm/Conditional Orders interact based on the Subscriber's trading objectives, consistent with the Subscriber's order instructions (e.g., when a Subscriber has informed JPMS that the Subscriber seeks a low participation rate and so JPMS, in light of that objective, reduces the liquidity available to the Subscriber in JPM-X by restricting the order flow tiers with which the Subscriber's Firm/Conditional Orders would interact). In addition, JPMS can apply self-crossing restrictions and may consult with the Subscriber in determining such restrictions.

b.   If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

Summary report: Litera Compare for Word 11.8.0.56 Document comparison done on 6/18/2026 1:26:41 PM	
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Original DMS: iw://jpmc.cloudimanage.com/AMER_ACTIVE/111938699/1	
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